Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Six Months Ended June 30, 2025

HAMILTON, Bermuda, July 30, 2025 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and six months ended June 30, 2025.

Highlights and Recent Activity

●	Reported Adjusted earnings and net income attributable to common stockholders of $9.0 million for the three months ended June 30, 2025, or $0.22 earnings per basic and diluted share, compared to Adjusted earnings of $47.6 million and net income attributable to common stockholders of $61.8 million, or $1.14 Adjusted earnings per basic share and $1.13 Adjusted earnings per diluted share for the three months ended June 30, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section. The major driver of the variance between Adjusted earnings and net income attributable to common stockholders for the three months ended June 30, 2024, was a $12.3 million gain from the sale of the Ardmore Seafarer in April 2024)
●	Reported Adjusted earnings and net income attributable to common stockholders of $14.6 million for the six months ended June 30, 2025, or $0.36 earnings per basic and diluted share, compared to Adjusted earnings of $86.0 million and net income attributable to common stockholders of $100.2 million, or $2.07 Adjusted earnings per basic share and $2.05 Adjusted earnings per diluted share for the six months ended June 30, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section. The major driver of the variance between Adjusted earnings and net income attributable to common stockholders for the six months ended June 30, 2024, was a $12.3 million gain from the sale of the Ardmore Seafarer in April 2024)
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on July 30, 2025, of $0.07 per common share for the quarter ended June 30, 2025. The dividend will be paid on September 12, 2025, to all shareholders of record on August 29, 2025.
●	MR Eco-Design tankers earned an average spot TCE rate of $23,441 per day for the three months ended June 30, 2025. Chemical tankers earned an average spot TCE rate of $20,409 per day for the three months ended June 30, 2025. Based on approximately 50% of total revenue days currently fixed for the third quarter of 2025, the average spot TCE rate is approximately $25,450 per day for MR Eco-Design tankers; based on approximately 65% of revenue days fixed for the third quarter of 2025, the average spot TCE rate for chemical tankers is approximately $21,650 per day.
●	The Company agreed to acquire three modern, high-quality, Korean-built MR tankers in two separate transactions for an aggregate purchase price of $103.9 million; one 2020-built scrubber-installed vessel for $38.3 million and two 2017-built vessels for $32.8 million each. Deliveries of these vessels are expected to be completed during the quarter ending September 30, 2025 and will be financed by cash on hand and revolving credit facilities, maintaining a modest leverage level while lowering average fleet age.

●	The Company closed a $350 million revolving credit facility with top-tier banks and secured by 20 of Ardmore’s owned vessels. The facility has a margin of 1.8% and matures in 2031.

●	While predominately trading its tankers in the spot market, the Company committed one of its 25,000-ton chemical tankers to a three-year time-charter-out contract at $19,250 per day to a top-tier chemical producer. Furthermore, the Company executed two tactical MR charters out, thereby increasing MR fixed rate coverage to four vessels at an average rate of $22,500 per day with varying durations between six to 12 months.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Earnings have continued to strengthen through the first half of 2025 and into the third quarter. Ardmore has executed a series of well-timed transactions and initiatives that further enhance our strong performance and earnings power. We agreed to acquire three modern, high-quality Korean-built MR tankers with near-term delivery, and we refinanced our bank debt at favorable terms with top-tier lenders. In addition, we selectively locked in quality time charter-out contracts for a portion of our existing fleet, thereby securing attractive near-term and multi-year returns. Furthermore, our previously announced tank coating upgrades have now been completed on the majority of our chemical tankers, delivering early wins by accessing an even wider cargo slate. This has resulted in premium returns for our chemical fleet, and it matches our focused strategy to interchangeably leverage product and chemical markets.

Guided by Ardmore's strong governance and consistent approach to capital allocation, enabled by our high-performing organization and our robust balance sheet, Ardmore continues to decisively deliver on its strategy to create long-term value through market cycles.”

Summary of Recent and Second Quarter 2025 Events

Fleet

Fleet Operations and Employment

As of June 30, 2025, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers (16 owned Eco-Design and four chartered-in Eco-Mod) ranging in size from 45,000 deadweight tons (“dwt”) to 49,999 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

Below is a summary of the average daily MR Tanker TCE rates earned during the second quarter of 2025 and thus far in the third quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the third quarter:

	Number of Vessels	2Q 2025 Average Daily TCE	3Q 2025 As of July 30, 2025
			TCE	% Fixed
MR Eco-Design	16	$23,441	$25,450	50%
MR Eco-Mod	4	$21,826	$20,550	35%
MR Combined	20	$23,136	$24,650	50%

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker TCE rates earned during the second quarter of 2025 and thus far in the third quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the third quarter:

	Number of Vessels	2Q 2025 Average Daily TCE	3Q 2025 As of July 30, 2025
			TCE	% Fixed
Chemical Tankers	6	$20,409	$21,650	65%

Drydocking

The Company had 194 drydocking days in the second quarter of 2025. The Company is currently scheduled to have approximately 110 drydocking days in the third quarter of 2025.

Fleet

The Company agreed to acquire three modern, high-quality, Korean-built MR tankers in two separate transactions, for an aggregate purchase price of $103.9 million; one 2020-built scrubber-installed vessel for $38.3 million and two 2017-built vessels for $32.8 million each. Deliveries of these vessels are expected to be completed during the quarter ending September 30, 2025, and will be financed by cash on hand and revolving credit facilities, maintaining a modest leverage level while lowering average fleet age.

While predominately trading its tankers in the spot market, the Company committed one of its 25,000-ton chemical tankers to a three-year time-charter-out contract at $19,250 per day to a top-tier chemical producer.  Furthermore, the Company executed two tactical MR charters out, thereby increasing MR fixed rate coverage to four vessels at an average rate of $22,500 per day, with varying durations between six to 12 months.

Financing

In July 2025, the Company closed a $350 million revolving credit facility with top-tier banks, secured by 20 of its owned vessels. The facility is priced at SOFR plus a margin of 1.80% and matures in 2031. The revolving credit facility comprises Nordea Bank, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank, and Danske Bank A/S.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on July 30, 2025 of $0.07 per common share for the quarter ended June 30, 2025. The dividend will be paid on September 12, 2025, to all shareholders of record on August 29, 2025.

Geopolitical Conflicts

The ongoing Russia-Ukraine conflict has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. This conflict has contributed to increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas conflict in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks generally decreased in the first half of 2025, they have recently increased, and the situation remains volatile. Military and other intervention intended to reduce or stop the attacks, including airstrikes targeting Houthi rebels has not resolved hostilities in the region. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended June 30, 2025 and 2024

The Company reported net income attributable to common stockholders of $9.0 million for the three months ended June 30, 2025, or $0.22 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $61.8 million, or $1.48 earnings per basic share and $1.47 earnings per diluted share for the three months ended June 30, 2024.

Results for the Six Months Ended June 30, 2025 and 2024

The Company reported net income attributable to common stockholders of $14.6 million for the six months ended June 30, 2025, or $0.36 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $100.2 million, or $2.41 earnings per basic share and $2.39 earnings per diluted share for the six months ended June 30, 2024.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2025 and 2024

Revenue. Revenue for the three months ended June 30, 2025 was $72.0 million, a decrease of $49.3 million from $121.3 million for the three months ended June 30, 2024.

The Company’s average number of operating vessels was 26.0 for the three months ended June 30, 2025, consistent with 26.0 for the three months ended June 30, 2024.

The Company had 1,975 spot revenue days for the three months ended June 30, 2025, as compared to 2,093 for the three months ended June 30, 2024. The Company had 23 vessels employed directly in the spot market as of June 30, 2025, as compared to 24 vessels as of June 30, 2024. Decreases in spot rates during the three months ended June 30, 2025 resulted in a decrease in revenue of $40.0 million, while the decrease in spot revenue days resulted in a decrease in revenue of $6.7 million for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024.

The Company had three product tankers employed under time charter as of June 30, 2025, as compared to two as of June 30, 2024. There were 218 revenue days derived from time charters for the three months ended June 30, 2025, as compared to 186 revenue days for the three months ended June 30, 2024. The increase in revenue days for time-chartered vessels was offset by a decrease in time-charter rates, which resulted in a net decrease in revenue of $2.6 million for the three months ended June 30, 2025.

Voyage Expenses. Voyage expenses were $25.2 million for the three months ended June 30, 2025, a decrease of $9.5 million from $34.7 million for the three months ended June 30, 2024. The decrease is primarily due to a $6.6 million reduction in bunker costs and a $2.9 million decrease in port, agency and broker commission costs.

TCE Rate. The average TCE rate for the Company’s fleet was $22,468 per day for the three months ended June 30, 2025, a decrease of $15,294 per day from $37,762 per day for the three months ended June 30, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.4 million for the three months ended June 30, 2025, a decrease of $0.8 million from $16.2 million for the three months ended June 30, 2024. The decrease reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.7 million for the three months ended June 30, 2025, generally consistent with $5.6 million for the three months ended June 30, 2024. Total charter hire expense for the three months ended June 30, 2025 was comprised of an operating expense component of $3.0 million and a vessel lease expense component of $2.7 million (June 30, 2024: $2.9 million and $2.7 million, respectively).

Depreciation. Depreciation expense for the three months ended June 30, 2025 was $7.9 million, an increase of $0.3 million from $7.6 million for the three months ended June 30, 2024. This increase is primarily attributable to the installation of energy saving devices and other upgrades on several vessels during their most recent drydocking cycles in the second quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2025 was $1.3 million, an increase of $0.4 million from $0.9 million for the three months ended June 30, 2024. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2025 were $4.8 million, a decrease of $0.5 million from $5.3 million for the three months ended June 30, 2024. The decrease in costs reflects savings versus the prior period one-time expenses related to the Company’s leadership transition.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2025 were $1.3 million, an increase of $0.3 million from  $1.0 million for the three months ended June 30, 2024. The cost increase for the three months ended June 30, 2025 was primarily due to one-time related costs.

Gain on Vessel Sold. The Company did not sell any vessels during the three months ended June 30, 2025. During the three months ended June 30, 2024, the Company recorded a gain of $12.3 million relating to the gain on the sale of the Ardmore Seafarer in April 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2025 were $1.0 million, a decrease of $1.0 million from $2.0 million for the three months ended June 30, 2024. The decrease in costs was due to the reduction of the Company’s average outstanding debt balance as a result of the conversion of its term loan into a fully revolving facility in March 2024 as well as the repayment of its last remaining finance lease facility in June 2024.

The current flexibility of the Company’s revolving facilities, with only $25.0 million drawn down as of June 30, 2025, has minimized the impact on the Company of the interest rate environment. Amortization of deferred finance fees for the three months ended June 30, 2025 was $0.3 million, consistent with $0.3 million for the three months ended June 30, 2024.

Gain on Extinguishment of Finance Leases. The Company recorded no gain or loss on extinguishment of finance leases during the three months ended June 30, 2025. Gain on extinguishment of finance leases for the three months ended June 30, 2024 was $1.4 million and related to the early prepayment of the finance lease related to the exercises by the Company of the vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk in June 2024.

Liquidity

As of June 30, 2025, the Company had $243.3 million in liquidity available, with cash and cash equivalents of $49.5 million (December 31, 2024: $47.0 million) and amounts available and undrawn under its revolving credit facilities of $193.8 million (December 31, 2024: $196.4 million).

Conference Call

The Company plans to host a conference call on July 30, 2025, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended June 30, 2025. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 6, 2025 at 888-660-6345 or 646-517-4150. Enter the passcode 24528 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tons. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	49,479	46,988
Receivables, net of allowance for bad debts of $1.6 million (2024: $1.9 million)	52,790	60,871
Prepaid expenses and other assets	4,775	4,298
Advances and deposits	3,086	3,084
Inventories	9,997	11,308
Total current assets	120,127	126,549

Non-current assets
Investments and other assets, net	5,028	5,236
Vessels and vessel equipment, net	542,486	545,594
Deferred drydock expenditures, net	22,921	14,252
Advances for ballast water treatment and scrubber systems	3,738	4,845
Deposit for vessel acquisition	3,837	—
Deferred finance fees, net	2,205	2,746
Operating lease, right-of-use asset	3,477	5,577
Total non-current assets	583,692	578,250

TOTAL ASSETS	703,819	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	8,659	6,070
Accrued expenses and other liabilities	17,686	18,313
Deferred revenue	2,532	482
Current portion of operating lease obligations	2,059	4,965
Total current liabilities	30,936	29,830

Non-current liabilities
Non-current portion of long-term debt	25,000	38,796
Non-current portion of operating lease obligations	1,577	476
Other non-current liabilities	273	273
Total non-current liabilities	26,850	39,545

TOTAL LIABILITIES	57,786	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	27,782
Total redeemable preferred stock	27,782	27,782

Stockholders’ equity
Common stock	443	440
Additional paid in capital	477,098	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	174,234	164,914
Total stockholders’ equity	618,251	607,642

Total redeemable preferred stock and stockholders’ equity	646,033	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	703,819	704,799

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except per share and share data	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue, net	72,046	121,325	146,042	227,626

Voyage expenses	(25,177)	(34,720)	(56,209)	(65,267)
Vessel operating expenses	(15,424)	(16,223)	(30,620)	(31,143)
Time charter-in
Operating expense component	(2,984)	(2,895)	(6,023)	(5,731)
Vessel lease expense component	(2,745)	(2,664)	(5,541)	(5,274)
Depreciation	(7,900)	(7,605)	(15,553)	(14,581)
Amortization of deferred drydock expenditures	(1,255)	(939)	(2,178)	(1,694)
General and administrative expenses
Corporate	(4,831)	(5,307)	(9,780)	(10,374)
Commercial and chartering	(1,252)	(1,021)	(2,489)	(2,084)
Interest expense and finance costs	(1,043)	(2,044)	(1,978)	(4,571)
Gain on extinguishment of finance leases	—	1,432	—	1,432
Interest income	306	612	414	1,156
Gain on vessel sold	—	12,322	—	12,322

Income before taxes	9,741	62,273	16,085	101,817

Income tax	(39)	(49)	(65)	(128)
(Loss) / gain from equity method investments	(103)	468	(167)	239

Net Income	9,599	62,692	15,853	101,928

Preferred dividends	(636)	(848)	(1,265)	(1,695)

Net Income attributable to common stockholders	8,963	61,844	14,588	100,233

Earnings per share, basic	0.22	1.48	0.36	2.41
Earnings per share, diluted	0.22	1.47	0.36	2.39

Adjusted earnings (1)	8,963	47,589	14,588	85,978
Adjusted earnings per share, basic	0.22	1.14	0.36	2.07
Adjusted earnings per share, diluted	0.22	1.13	0.36	2.05

Weighted average number of shares outstanding, basic	40,630,651	41,747,977	40,551,803	41,559,932
Weighted average number of shares outstanding, diluted	40,689,775	42,010,724	40,665,703	41,981,667

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2025	June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	15,853	101,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,553	14,581
Amortization of deferred drydock expenditures	2,178	1,694
Share-based compensation	1,288	1,699
Gain on vessel sold	—	(12,322)
Amortization of deferred finance fees	541	585
Gain on extinguishment of finance leases	—	(1,432)
Operating lease ROU - lease liability, net	294	17
Loss / (profit) from equity method investments	167	(239)
Deferred drydock payments	(5,477)	(3,759)
Changes in operating assets and liabilities:
Receivables	8,084	(18,936)
Prepaid expenses and other assets	(476)	(229)
Advances and deposits	(2)	4,879
Inventories	1,311	(650)
Accounts payable	(1,230)	9,902
Accrued expenses and other liabilities	(3,118)	509
Deferred revenue	2,050	(347)
Accrued interest	474	(292)
Net cash provided by operating activities	37,490	97,588

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,829
Payments for acquisition of vessels and vessel equipment, including deposits	(14,593)	(56,794)
Payments for other non-current assets	(70)	(269)
Proceeds from equity investments	—	1,650
Net cash (used in) investing activities	(14,663)	(28,584)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	50,000	29,050
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(63,796)	(30,000)
Repayments of finance leases	—	(42,262)
Payments for deferred finance fees	—	(200)
Payment of common share dividends	(5,268)	(21,618)
Payment of preferred share dividends	(1,272)	(1,705)
Net cash (used in) financing activities	(20,336)	(68,413)

Net increase in cash and cash equivalents	2,491	591

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the year	49,479	47,396

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	19,633	58,495	35,380	107,753
Adjusted EBITDAR (1)	22,378	61,158	40,921	113,026

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	23,441	41,385	22,410	40,029

Fleet TCE per day (2)	22,468	37,762	21,521	36,295

Fleet operating expenses per day (3)	7,018	7,120	6,998	7,049
Technical management fees per day (4)	527	464	530	490
	7,545	7,584	7,528	7,539

MR Eco-Design Tankers
TCE per day (2)	23,441	41,385	22,410	40,029
Vessel operating expenses per day (5)	7,634	7,502	7,634	7,526

MR Eco-Mod Tankers
TCE per day (2)	21,826	36,987	20,988	37,689
Vessel operating expenses per day (5)(6)	—	—	—	6,691

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	20,409	30,330	18,406	27,580
Vessel operating expenses per day (5)	7,309	7,702	7,247	7,648

FLEET
Average number of operating vessels	26.0	26.0	26.0	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees are fees paid to Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer in April 2024, the Company no longer owns MR Eco-Mod tankers; as a result, the Company had no vessel operating expenses for the first quarter of 2025 with respect to owned MR Eco-Mod tankers. The MR Eco-Mod TCE per day for the second quarter of 2025 is derived from the Company’s four time-chartered-in vessels.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	11.6	10.6	11.6	10.6

CO2 Emissions Generated in Metric Tons	91,260	107,740	394,356	424,690
Distance Travelled (Nautical Miles)	340,894	394,261	1,437,131	1,560,006
Fuel Consumed in Metric Tons	29,356	34,318	125,857	134,857

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tons	495	1,196	2,412	3,150
% of Total Fuel Consumed	1.69%	3.49%	1.92%	2.34%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	5.98g / tm	6.08g / tm	6.13g / tm	6.07g / tm
MR Eco-Design	5.87g / tm	5.79g / tm	5.82g / tm	5.80g / tm
MR Eco-Mod	5.83g / tm	5.39g / tm	5.91g / tm	5.80g / tm
Chemical	6.96g / tm	8.37g / tm	7.89g / tm	7.92g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	6.02g / tm	7.74g / tm	7.60g / tm	7.39g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	11.95g / ctm	11.53g / ctm	12.53g / ctm	12.40g / ctm
MR Eco-Design	12.38g / ctm	10.95g / ctm	12.02g / ctm	11.94g / ctm
MR Eco-Mod	11.10g / ctm	11.55g / ctm	13.33g / ctm	12.41g / ctm
Chemical	11.36g / ctm	13.76g / ctm	14.00g / ctm	14.00g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	9.83g / ctm	12.73g / ctm	13.48g / ctm	13.06g / ctm

Wind Strength (% greater than 4 on BF)	44.63%	43.41%	47.61%	47.10%
% Idle Time(6)	1.27%	1.46%	3.09%	2.82%

tm = ton-mile
ctm = cargo ton-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period decreased by 7.1% from 424,690 metric tons to 394,356 metric tons of CO2, due to a decrease in distance travelled. Fleet EEOI for the period increased from 12.40 g / ctm to 12.53 g / ctm, primarily due to a decrease in ton-miles and an increase in idle time, while AER increased from 6.07g / tm to 6.13 g / tm due to an increase in shorter voyages. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tons per kilometer as opposed to CO2 in tons per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) cargo carried in tons multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended June 30, 2025, we recognized total charter hire expense of $5.7 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.7 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $3.0 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended June 30, 2025, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
In thousands of U.S. Dollars
Net income	9,599	62,692	15,853	101,928
Interest income	(306)	(612)	(414)	(1,156)
Interest expense and finance costs	1,043	2,044	1,978	4,571
Income tax	39	49	65	128
Depreciation	7,900	7,605	15,553	14,581
Amortization of deferred drydock expenditures	1,255	939	2,178	1,694
EBITDA	19,530	72,717	35,213	121,746
Gain on vessel sold	—	(12,322)	—	(12,322)
Gain on extinguishment of finance leases	—	(1,432)	—	(1,432)
Gain on sale of e1 Marine LLC	—	(501)	—	(501)
Loss from equity method investments	103	33	167	262
ADJUSTED EBITDA	19,633	58,495	35,380	107,753
Plus: Vessel lease expense component	2,745	2,664	5,541	5,274
ADJUSTED EBITDAR	22,378	61,158	40,921	113,026

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	8,963	61,844	14,588	100,233
Gain on vessel sold	—	(12,322)	—	(12,322)
Gain on extinguishment of finance leases	—	(1,432)	—	(1,432)
Gain on sale of e1 Marine LLC	—	(501)	—	(501)
Adjusted earnings	8,963	47,589	14,588	85,978

Adjusted earnings per share, basic	0.22	1.14	0.36	2.07
Adjusted earnings per share, diluted	0.22	1.13	0.36	2.05

Weighted average number of shares outstanding, basic	40,630,651	41,747,977	40,551,803	41,559,932
Weighted average number of shares outstanding, diluted	40,689,775	42,010,724	40,665,703	41,981,667

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			June 30, 2025
In thousands of U.S. Dollars except per share data
Adjusted earnings			8,963
Unrealized gains			—
Adjusted earnings for purposes of dividend calculation			8,963

Dividend to be paid			2,988
Dividend Per Share (DPS)			0.07

Number of shares outstanding as of July 30, 2025			40,694,339

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; vessel acquisitions, and the timing and financing thereof; the potential effects of tariffs and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the Israel-Hamas conflict and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected drydocking days; trends and improvements in the Company’s performance as measured by energy efficiency and emission-reduction metrics; expectations regarding the benefits of vessel upgrades; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, anticipated installations of scrubbers or anticipated delivery dates of vessels to be purchased by the Company; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the third quarter of 2025 in the spot market; new or revised accounting pronouncements; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com